Exhibit 12.1

Sierra Pacific Power Company

Computation of ratio of earnings to fixed charges

(Dollars in millions)

	Six-Month Periods Ended June 30,		Years Ended December 31,
	2016	2015	2015	2014	2013	2012	2011

Earnings available for fixed charges:
Net income	$27	$35	$83	$87	$55	$84	$60
Add (deduct):
Income tax expense	15	19	47	47	33	40	31
Fixed charges	30	30	61	63	62	66	70
Capitalized interest (allowance for borrowed funds)	(1)	(1)	(2)	(2)	(2)	(2)	(2)
	44	48	106	108	93	104	99

Total earnings available for fixed charges	$71	$83	$189	$195	$148	$188	$159

Fixed charges -
Interest expense	30	30	61	63	62	66	70
Total fixed charges	$30	$30	$61	$63	$62	$66	$70

Ratio of earnings to fixed charges	2.4x	2.8x	3.1x	3.1x	2.4x	2.8x	2.3x